Filed Pursuant to Rule 433
Registration No. 333-133852
and 333-133852-07

BAC CAPITAL TRUST XIV

5.63% FIXED TO FLOATING RATE HYBRID INCOME TERM SECURITIES

FINAL TERM SHEET

Dated February 12, 2007

Issuer of HITS:	BAC Capital Trust XIV

Issuer of Preferred Stock Under Stock Purchase Contract Agreement and Remarketable Fixed Rate Junior Subordinated Notes and Guarantor of HITS:	Bank of America Corporation

Ratings of Preferred HITS:	A1 (Moody’s) / A (S&P) / A+ (Fitch)

Size, Issue Price, Liquidation Amount and Issue Amount of Preferred HITS:

850,000 5.63% Fixed to Floating Rate Preferred Hybrid Income Term Securities, or Preferred HITS, liquidation amount $1,000 per security, or $850,000,000 in the aggregate.

The 850,000 Preferred HITS, together with the Trust Common Securities in an aggregate liquidation amount equal to $100,000 to be purchased by Bank of America Corporation, correspond to:

•      8,501 Stock Purchase Contracts, stated amount $100,000 per Stock Purchase Contract, or an aggregate stated amount of $850,100,000 (obligating the Trust to purchase on the Stock Purchase Date 8,501 shares of Preferred Stock with an aggregate liquidation preference of $850,100,000), and

•      $850,100,000 initial principal amount of Remarketable Fixed Rate Junior Subordinated Notes, or the Junior Subordinated Notes.

Distributions on HITS:

Preferred HITS: Payable on each Regular Distribution Date:

•      from February 16, 2007 through the later of March 15, 2012 and the Stock Purchase Date, accruing at a rate equal to 5.63% per annum, and thereafter accruing at a rate per annum equal to the greater of (i) Three-Month LIBOR plus 0.40% and (ii) 4.00%; and

•      on a cumulative basis for each Regular Distribution Date to and including the Stock Purchase Date and on a non-cumulative basis thereafter.

Treasury HITS: Payable on each Regular Distribution Date on or prior to the Stock Purchase Date:

•      at the rate of 0.15% per annum, accruing for each Treasury HITS from the Regular Distribution Date immediately preceding its issuance; and

•      on a cumulative basis.

Corporate HITS: Payable on each Corporate HITS Distribution Date prior to the Stock Purchase Date at the rate of 5.48% per annum, accruing for each Corporate HITS from the Corporate HITS Distribution Date immediately preceding its issuance.

Distribution Dates for HITS:

Regular Distribution Dates: The distribution dates for Preferred HITS, Treasury HITS and Trust Common Securities are:

•      each March 15 and September 15 occurring prior to and including the later of March 15, 2012 and the Stock Purchase Date, beginning September 15, 2007 (or in the case of Treasury HITS, the first such date on which Treasury HITS are outstanding);

•      thereafter, each March 15, June 15, September 15 and December 15; and

•      the Stock Purchase Date if not otherwise a Regular Distribution Date.

The last Regular Distribution Date for the Treasury HITS shall be the Stock Purchase Date.

Additional Distribution Dates: Also, prior to the Stock Purchase Date, the Trust will make additional distributions on the Treasury HITS relating to payments of excess principal on the Qualifying Treasury Securities quarterly on each March 15, June 15, September 15 and December 15, or as promptly thereafter as the Collateral Agent and the Paying Agent determine to be practicable, commencing on the later of the first such day after Treasury HITS are outstanding and September 15, 2007.

Corporate HITS Distribution Dates: The distribution dates for Corporate HITS are each March 15 and September 15, commencing on the later of the first such date on which Corporate HITS are outstanding and September 15, 2007 and continuing through and including the last such date to occur prior to the Remarketing Settlement Date; thereafter for so long as Corporate HITS remain outstanding, each day that is an interest payment date for the Remarketable Fixed Rate Junior Subordinated Notes.

Day Count:	From February 16, 2007 through the later of March 15, 2012 and the Stock Purchase Date, 30/360; thereafter, actual/360.

Maturity of Remarketable Fixed Rate Junior Subordinated Notes:	March 15, 2043

Interest Rate on Remarketable Fixed Rate Junior Subordinated Notes Prior to the Remarketing Settlement Date:	5.48% per annum, per $1,000 principal amount, from and including February 16, 2007.

Interest Payment Dates of Remarketable Fixed Rate Junior Subordinated Notes:	March 15 and September 15 of each year, beginning September 15, 2007.

Reset Caps on Remarketing of Remarketable Fixed Rate Junior Subordinated Notes:	The Fixed Rate Reset Cap will be the prevailing market yield, as determined by the Remarketing Agent, of the benchmark U.S. Treasury security having a remaining maturity that most closely corresponds to the period from such date until the earliest date on which Remarketable Fixed Rate Junior Subordinated Notes may be redeemed at Bank of America’s option in the event of a successful Remarketing, plus 350 basis points, or 3.50% per annum, and the Floating Rate Reset Cap, which the Reset Spread may not exceed, will be 300 basis points, or 3.00% per annum.

Redemption Provisions:	Preferred HITS have no stated maturity but must be redeemed upon the date Preferred Stock is redeemed. Corporate HITS have no stated maturity but must be redeemed, if they remain outstanding, in cash upon the date Remarketable Fixed Rate Junior Subordinated Notes mature or are redeemed.

Optional Call:

For Preferred HITS, at any date on or after the later of March 15, 2012 and the Stock Purchase Date. For Corporate HITS, at any date on or after March 15, 2017.

Within 90 days upon the occurrence of a “tax event,” “capital treatment event” or an “investment company event,” the Trust may redeem all, but not less than all, of the Preferred HITS. A redemption upon the occurrence of a “tax event” will be at a make-whole price.

Cash Payment Deferral:	For Remarketable Fixed Rate Junior Subordinated Notes, up to 14 consecutive interest payment dates (or the equivalent if interest periods are not at the time semi-annual), but not beyond the maturity date. For Contract Payments, on more than one occasion at the election of Bank of America Corporation or as directed by the Federal Reserve Board.

Contract Payment Rate:	0.15% per annum, accruing from February 16, 2007.

Dividend Rate on the Preferred Stock:	From the date of issuance to but not including the Dividend Payment Date in March 2012, a rate per annum equal to 5.63%. Thereafter for each related Dividend Period, a rate per annum equal to the greater of (x) Three-Month LIBOR plus 0.40% and (y) 4.00%.

Replacement Capital Covenant:	Bank of America has entered into a replacement capital covenant for the benefit of persons that buy, hold or sell a specified series of its long-term indebtedness ranking senior to the Junior Subordinated Notes (or, in certain limited cases long term indebtedness of its subsidiaries, including Bank of America, N.A.). Pursuant to the replacement capital covenant Bank of America has limited its right to redeem or purchase the HITS or shares of Preferred Stock.

Offering Price, Proceeds Before Expenses and Commissions to the Underwriters:

Initial Public Offering Price: $1,000 per Preferred HITS, $850,000,000 in the aggregate.

Proceeds Before Expenses to Bank of America Corporation: $1,000 per Preferred HITS, $850,000,000 in the aggregate.

Commissions to the Underwriters: $10 per Preferred HITS, $8,500,000 in the aggregate.

Selected Dealer Allowance:	Not Applicable.

Sole Structuring Manager:	Banc of America Securities LLC

Co-Managers:	Bear, Stearns & Co. Inc.
UBS Securities LLC
Muriel Siebert & Co.
The Williams Capital Group, L.P.

Trade Date:	February 12, 2007

Settlement Date:	February 16, 2007 (DTC)

Listing of Preferred HITS:	NYSE, symbol “BAC PG”

CUSIP of Preferred HITS:	05518VAA3

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free at 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.

Terms are used in this term sheet with the meanings assigned to them in the preliminary prospectus supplement subject to completion, dated February 12, 2007, included in the registration statement referred to above.